UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Gigamedia, Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y2711Y104

(CUSIP Number)

December 17, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Criterion Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,055,778
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,055,778

9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,055,778

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 13.4%

12. Type of Reporting Person (See Instructions)

IA, OO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Criterion Capital Partners Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,539,327
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,539,327

9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,539,327

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 10.5%

12. Type of Reporting Person (See Instructions)

PN

s

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Christopher H. Lord

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,055,778
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,055,778

9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,055,778

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 13.4%

12. Type of Reporting Person (See Instructions)

HC, IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

David K. Riley

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,055,778
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,055,778

9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,055,778

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 13.4%

12. Type of Reporting Person (See Instructions)

HC, IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

R. Daniel Beckham

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,055,778
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,055,778

9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,055,778

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 13.4%

12. Type of Reporting Person (See Instructions)

HC, IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Evan C. Marwell

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 7,055,778
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,055,778

9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,055,778

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 13.4%

12. Type of Reporting Person (See Instructions)

HC, IN

Item 1.

(a) Name of Issuer

Gigamedia, Ltd.

(b) Address of Issuer's Principal Executive Offices

14th Floor, 122 Tunhwa North Road
Taipei, Taiwan, R.O.C.

Item 2.

(a) The names of the persons filing this statement are:

Criterion Capital Management, LLC
Criterion Capital Partners Master Fund, L.P.
Christopher H. Lord
David K. Riley
R. Daniel Beckham
Evan C. Marwell

(collectively, the "Filers").

(b) The principal business office of the Filers is located at:

Criterion Capital Management, LLC and
Messrs. Lord, Riley, Beckham and Marwell:
435 Pacific Avenue, 4th Floor
San Francisco, CA 94133

Criterion Capital Partners Master Fund, L.P.:
c/o Hedgeworks Fund Services Limited
P.O. Box 1343 GT
Strathvale House - Ground Floor
North Church Street
George Town, Grand Cayman
Cayman Islands

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to Ordinary Shares of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: Y2711Y104

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). (As to Criterion Capital Management, LLC).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). (As to Mr. Lord, Mr. Riley, Mr. Beckham and Mr. Marwell).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Criterion Capital Management, LLC is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock, other than Criterion Capital Partners Master Fund, L.P., are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Criterion Capital Management, LLC is a registered investment adviser. Messrs. Lord, Riley, Beckham and Marwell are the officers and the controlling beneficial owners of Criterion Capital Management, LLC. Criterion Capital Management, LLC and Messrs. Lord, Riley, Beckham and Marwell constitute a group as defined in Rule 13d-5(b)(1) but are not members of a group with any other person. Criterion Capital Partners Master Fund, L.P. is filing this Schedule 13G jointly, but not as a member of any group and expressly disclaims membership in a group. In addition, each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

Certification of Criterion Capital Management, LLC and Messrs. Lord, Riley, Beckham and Marwell:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Criterion Capital Partners Master Fund, L.P.:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2007
Criterion Capital Management, LLC By: /s/ R. Daniel Beckham Chief Operating Officer	Criterion Capital Partners Master Fund, L.P. By: Criterion Capital Management, LLC, General Partner By: /s/ R. Daniel Beckham Chief Operating Officer
Christopher H. Lord, by Criterion Capital Management, LLC, as attorney in fact By: /s/ R. Daniel Beckham Chief Operating Officer	David K. Riley, by Criterion Capital Management, LLC, as attorney in fact By: /s/ R. Daniel Beckham Chief Operating Officer
/s/ R. Daniel Beckham	Evan C. Marwell, by Criterion Capital Management, LLC, as attorney in fact By: /s/ R. Daniel Beckham Chief Operating Officer

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of any issuer. For that purpose, the undersigned hereby constitute and appoint Criterion Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: August 15, 2007
CRITERION CAPITAL MANAGEMENT, LLC By: /s/ R. Daniel Beckham, Chief Operating Officer
/s/ Christopher H. Lord
/s/ David K. Riley
/s/ R. Daniel Beckham
/s/ Evan C. Marwell
CRITERION CAPITAL PARTNERS MASTER FUND, L.P. By: Criterion Capital Management, LLC, General Partner By: /s/ R. Daniel Beckham Chief Operating Officer

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